UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month ended April 2024

Commission File No. 001-41493

LICHEN CHINA LIMITED

(Translation of registrant’s name into English)

15th Floor, Xingang Square, Hubin North Road,

Siming District, Xiamen City,

Fujian Province, China, 361013

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒      Form 40-F ☐

Attached as Exhibit 99.1 is the registrant’s press release of April 5, 2024 entitled, “Lichen China Limited Announced Financial Results for Fiscal Year 2023.”

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Lichen China Limited Announced Financial Results for Fiscal Year 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Lichen China Limited

Date: April 5, 2024	By:	/s/ Ya Li
	Name:	Ya Li
	Title	Chief Executive Officer

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